UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   __**October 22, 2003**__

AirTran Holdings, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Nevada**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **1-15991**   I.R.S. Employer Identification No: **58-2189551**



AirTran Airways, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Delaware**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **333-37487-09**   I.R.S. Employer Identification No: **65-0440712**

Item 7. Financial Statements and Exhibits.

 (c) Exhibits. The following exhibits are attached to this Current Report on Form 8-K (this "Report"):

  99.1   Press Release dated October 22, 2003
  99.2   Reconciliation of Non-GAAP financial measure disclosed during October 22, 2003 conference
           call, to a comparable financial measure reported on a GAAP basis

Item 9. Regulation FD Disclosure.

On October 22, 2003, members of AirTran Holdings, Inc. (the "Company") management held a conference call with investors to discuss the release of the Company's financial results for the third quarter and nine months ended September 30, 2003 as well as certain information regarding estimates for 2003, 2004 and 2005.

During this call, management noted the following among other things:

--   Total cash as of September 30, 2003, prior to the receipt of proceeds from our recent stock
      offering and debt payments was $308.7 million.
--   Stockholders equity at September 30, 2003 was $143.2 million and upon the closing of the
      equity offering on October 1 increased to $265.4 million.
--   We used part of the proceeds to pay down $35 million in debt. We also purchased from
      Boeing Capital warrants for the purchase of one million shares of AirTran stock and the
      effect of this transaction reduces the number of fully diluted shares outstanding by
      approximately 700,000 shares.
--   The retirement of debt will result in a non-cash charge of approximately $5.6 million in the
      fourth quarter to record the write-off of unamortized loan fees and discount associated with
      the reduction of principle.
--   Following the debt repayment on October 1 and a scheduled principle payment of $3.3
      million on October 15th, AirTran's total debt is $277 million. Our outstanding long term debt
      consists of $32 million of 11.27% senior notes held by Boeing Capital, $125 million of 7%
      convertible debt and $120 million of 10.28% EETC debt.
--   For October, November and December 2003 our advance bookings year over year look good
      but we expect that load factor in the 4th quarter will not be as strong as in the 3rd quarter.
--   We expect to take delivery of 4 additional Boeing 717 aircraft by year-end 2003.
--   Our fourth quarter ASM growth is projected to be 21% resulting in an annualized growth rate
      of approximately 21% as well.
--   We are projecting that operating costs per ASM for the fourth quarter will be flat. Fuel
      neutral CASM is expected to be flat to up 1-2%.
--   During the fourth quarter we are projecting fuel to average between 95 cents and $1.00 per
      gallon including all taxes and fees. We are hedged for approximately 60% of our needs at
      a raw fuel price per gallon of approximately 82 cents per gallon or 95 cents all in.
--   Our effective tax rate for the remainder of the year will be approximately 2.5%. Our tax rate
      for 2004 is expected to be around 25% as we use up our net operating loss (NOL)
      carryforwards. In 2005, we expect the tax rate to be full up at 37% to 38%.
--   Our share count at year-end will be approximately 101 million shares.
--   Aircraft deposits for the fourth quarter are projected to be $1.5 million. We expect to fund
      all capital expenditures with cash flow from operations and existing cash balances.

--   Total capital expenditures for 2003 year will be approximately $20 million.
--   We have the option to pay off the remaining $32 million balance of the Boeing senior debt at par prior to year end and we will evaluate the cash purchase of two Boeing 737 aircraft to be delivered in August and September 2004.
--   We have completed a major aircraft order, which we believe will provide unit costs 3-5% lower than our current fleet. We expect to take 8 Boeing 737 aircraft in 2004 beginning with 2 in June and one per month thereafter.
--   We expect our future growth strategy to focus on increased frequencies, connections between cities in our already strong route network, and the addition of one to three new cities per year. By growing in this manner we can improve the productivity of our existing staff, facilities and aircraft further improving our low cost structure.

The information contained in this Form 8-K, including the Exhibits, contains forward-looking statements. Statements regarding the Company's success, business model, improved operational performance and our ability to maintain or improve low costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2002. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.

Item 12. Results of Operations and Financial Condition.

On October 22, 2003, the Company issued an earnings release ("the Press Release") reporting the Company's results for the third quarter ended September 30, 2003. A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

On October 22, 2003, during the Company's earnings conference call, the Company's CFO, Stan Gadek, referenced statistics related to the Company's fuel neutral cost per available seat mile (ASM) which were not included in the Press Release attached hereto as Exhibit 99.1. In accordance with SEC Regulation G, the Company is providing further disclosure of the reconciliation of this non-GAAP financial measure to a comparable financial measure reported on a GAAP basis. This reconciliation is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

The information contained in this Report, including the Exhibits, is furnished in accordance with general instruction B.6 of Form 8-K, and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, unless specifically incorporated by reference in a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

AirTran Holdings, Inc.
(Registrant)

Date: October 24, 2003   /s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

AirTran Airways, Inc.
(Registrant)

Date: October 24, 2003   /s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)

EXHIBIT 99.1

FOR IMMEDIATE RELEASE
October 22, 2003

Contacts: Tad Hutcheson (Media)
407.251.5578

Arne Haak (Financial)
407.251.3618

AIRTRAN HOLDINGS REPORTS SIXTH CONSECUTIVE QUARTERLY PROFIT
- REVENUES REACH ALL-TIME RECORD OF $237 MILLION;
UNIT COSTS IMPROVE BY 1.2% -

ORLANDO, Fla. (October 22, 2003) - AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, Inc., today announced its sixth consecutive quarter of profitability and net income of $19.6 million or $0.24 per diluted share. In the third quarter of 2002, AirTran Holdings earned $1.2 million or $0.02 per share.

For the third quarter of 2003, the airline reported all-time record operating revenues of $237.3 million, representing a 29.6 percent increase over third-quarter 2002 operating revenues of $183.2 million. Unit revenues increased by 6.4 percent, which combined with a 21.3 percent increase in year over year available seat miles (ASMs), produced the record revenues.

"In what remains a challenging industry environment, AirTran Holdings is pleased to return value to our shareholders by reporting our sixth consecutive quarter of profitability," said Chairman and CEO Joe Leonard. "As we bring service to new cities and strengthen our brand in existing markets, AirTran Airways is poised to continue our growth and success."

AirTran Holdings' operating costs per available seat mile (CASM) declined 1.2 percent to 8.1 cents per mile, versus 8.2 cents in the same period last year. Operating margin was 11.1 percent, representing an improvement of 7.3 percentage points over last year's third-quarter margin of 3.8 percent.

Robert Fornaro, president and chief operating officer, remarked, "These results demonstrate that low costs, great service, friendly people and new airplanes provide a solid foundation for operational excellence and profitability. This is an exciting time for AirTran Airways as we move forward with growing our team and welcoming an ever-increasing number of business and leisure travelers."

Stan Gadek, senior vice president of finance and chief financial officer said, "During the third quarter of 2003, AirTran Airways again reduced unit costs on a year over year basis. We continue to benefit from the lower operating costs our new Boeing 717 fleet. And with the introduction of the new Boeing 737s in June of next year, we expect to further reduce our operating costs moving forward."

Other highlights for the quarter include:

-- Reached all-time records set for a quarter in the following categories:
    -- Passenger revenues
    -- Operating revenues
    -- Passenger enplanements
    -- Revenue passenger miles
    -- Available seat miles
    -- Departures

- Announced new service to Ronald Reagan Washington National Airport and San Francisco International, the airline's 44th and 45th destinations. Service will begin on October 23, 2003, and November 12, 2003, respectively.
- Took delivery of four Boeing 717s, increasing the fleet of this aircraft to 68.
- Ended the quarter with $308.7 million in cash, of which $266.2 million was unrestricted.
- On October 1, 2003, received $139.3 million in net proceeds from a public offering of more than 9 million shares of common stock. Concurrent with the receipt of proceeds, we repaid at par $35 million in long-term debt.

AirTran Airways is one of America's largest low-fare airlines - employing more than 5,600 professional Crew Members and operating 508 flights a day to 45 destinations. The airline's hub is at Hartsfield Atlanta International Airport, the world's busiest airport by passenger volume, where it is the second largest carrier operating 188 flights per day. AirTran Airways, a subsidiary of AirTran Holdings (NYSE: AAI), is the world's largest operator of the Boeing 717 and has the youngest all-Boeing fleet of any airline. In 2004, the airline will begin taking delivery of new Boeing 737-700s. For reservations or more information, visit airtran.com (America Online Keyword: AirTran).

Editor's note: Statements regarding the Company's operational and financial success, business model, expectation about future success, improved operational performance and our ability to maintain or improve our low costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2002. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.

AirTran Holdings, Inc.
Consolidated Statements of Income
(In thousands, except per share data and statistical summary)
(Unaudited)

	Three Months Ended September 30,		Percent Change
	2003	**2002***	
Operating Revenues:			
Passenger	$229,818	$177,992	29.1
Cargo	--	270	--
Other	7,493	4,889	53.3
Total operating revenues	237,311	183,151	29.6
Operating Expenses:			
Salaries, wages and benefits	59,332	51,692	14.8
Aircraft fuel	45,364	40,657	11.6
Aircraft rent	32,692	19,631	66.5
Distribution	11,651	9,731	19.7
Maintenance, materials and repairs	14,400	9,446	52.4
Landing fees and other rents	13,644	10,847	25.8
Aircraft insurance and security services	5,121	7,259	(29.5)
Marketing and advertising	5,902	5,490	7.5
Depreciation	3,322	4,046	(17.9)
Other operating	19,490	17,372	12.2
Total operating expenses	210,918	176,171	19.7
Operating Income	26,393	6,980	--
Other (Income) Expense:			
Interest income	(768)	(549)	39.9
Interest expense	7,287	6,992	4.2
Government grant	--	(640)	--
Other expense, net	6,519	5,803	12.3
Income Before Income Taxes	19,874	1,177	--
Income Tax Expense	261	--	--
Net Income	$19,613	$1,177	--
Earnings per Common Share			
Basic	$0.27	$0.02	--
Diluted	$0.24	$0.02	--
Weighted-average Shares Outstanding			
Basic	73,732	70,615	4.4
Diluted	92,132	72,027	27.9
EBITDA	$29,715	$11,026	--
Operating margin	11.1%	3.8%	7.3 pts.
Net margin	8.3%	0.6%	7.7 pts.
Net margin-adjusted**	8.3%	0.3%	8.0 pts.

AirTran Holdings, Inc.
Statistical Summary
(Unaudited)

	Three Months Ended September 30,		Percent Change
	2003	**2002***	
Third Quarter Statistical Summary:			
Revenue passengers	3,120,762	2,441,115	27.8
Revenue passenger miles (000s)	1,910,161	1,426,776	33.9
Available seat miles (000s)	2,601,682	2,144,572	21.3
Block hours	71,352	60,785	17.4
Passenger load factor	73.4%	66.5%	6.9 pts.
Break-even load factor	67.1%	66.1%	1.0
Break-even load factor-adjusted**	67.1%	66.3%	0.8 pts.
Average fare	$73.64	$72.91	1.0
Average yield per RPM	12.03 ¢	12.48 ¢	(3.6)
Passenger revenue per ASM	8.83 ¢	8.30 ¢	6.4
Operating cost per ASM	8.11 ¢	8.21 ¢	(1.2)
Non-fuel operating cost per ASM	6.36 ¢	6.32 ¢	0.6
Average cost of aircraft fuel per gallon	97.27 ¢	92.60 ¢	5.0
Weighted-average number of aircraft	71	64	10.9

* Certain 2002 amounts have been reclassified to conform to 2003 presentation.
** Statistical calculations for 2002 exclude government grant of $0.6 million.

AirTran Holdings, Inc.
Consolidated Statements of Income
(In thousands, except per share data and statistical summary)
(Unaudited)

| | Nine Months Ended September 30, | | Percent |
	2003	2002*	Change
Operating Revenues:			
Passenger	$658,590	$519,364	26.8
Cargo	715	926	(22.8)
Other	19,909	12,810	55.4
Total operating revenues	679,214	533,100	27.4
Operating Expenses:			
Salaries, wages and benefits	171,507	147,872	16.0
Aircraft fuel	133,542	113,506	17.7
Aircraft rent	88,968	49,751	78.8
Distribution	34,419	32,931	4.5
Maintenance, materials and repairs	45,035	35,096	28.3
Landing fees and other rents	38,402	31,565	21.7
Aircraft insurance and security services	14,363	21,805	(34.1)
Marketing and advertising	18,890	16,602	13.8
Depreciation	9,945	12,661	(21.5)
Other operating	58,669	55,109	6.5
Total operating expenses	613,740	516,898	18.7
Operating Income	65,474	16,202	--
Other (Income) Expense:			
Interest income	(2,043)	(1,602)	27.5
Interest expense	23,078	21,845	5.6
Government grant	--	(640)	--
Payment under the Emergency Wartime Supplemental Appropriations Act, 2003	(38,061)	--	--
Convertible debt discount amortization	1,812	--	--
SFAS 133 adjustment	--	(5,857)	--
Other (income) expense, net	(15,214)	13,746	--
Income Before Income Taxes	80,688	2,456	--
Income Tax Expense (Benefit)	1,848	(786)	--
Net Income	$78,840	$3,242	--
Earnings per Common Share			
Basic	$1.09	$0.05	--
Diluted	$0.99	$0.04	--
Weighted-average Shares Outstanding			
Basic	72,493	70,213	3.2
Diluted	81,776	73,492	11.3
EBITDA	$75,419	$28,863	--
Operating margin	9.6%	3.0%	6.6 pts.
Net margin	11.6%	0.6%	11.0 pts.
Net margin-adjusted**	6.4%	0.5%	5.9 pts.

AirTran Holdings, Inc.
Statistical Summary
(Unaudited)

	Nine Months Ended September 30,		Percent
	2003	**2002***	**Change**
Nine Month Statistical Summary:			
Revenue passengers	8,643,229	7,144,586	21.0
Revenue passenger miles (000s)	5,269,195	4,111,647	28.2
Available seat miles (000s)	7,361,437	6,036,761	21.9
Block hours	203,055	174,024	16.7
Passenger load factor	71.6%	68.1%	3.5 pts.
Break-even load factor	62.8%	67.8%	(5.0)pts.
Break-even load factor-adjusted**	66.7%	67.9%	(1.2)pts.
Average fare	$76.20	$72.69	4.8
Average yield per RPM	12.50¢	12.63¢	(1.0)
Passenger revenue per ASM	8.95¢	8.60¢	4.1
Operating cost per ASM	8.34¢	8.56¢	(2.6)
Non-fuel operating cost per ASM	6.52¢	6.68¢	(2.4)
Average cost of aircraft fuel per gallon	98.56¢	89.66¢	9.9
Weighted-average number of aircraft	66	62	6.5

* Certain 2002 amounts have been reclassified to conform to 2003 presentation.

** Statistical calculations for 2003 exclude payment under the Emergency Wartime Supplemental Appropriations Act, 2003 and convertible debt discount amortization of $38.1 million and $1.8 million, respectively. Statistical calculations for 2002 exclude government grant of $0.6 million.

10

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
Three Months and Nine Months Ended September 30, 2003

Pursuant to the SEC Regulation G, we are providing further disclosure of the reconciliation of reported non-GAAP financial measures to their comparable financial measures reported on a GAAP basis. It is our view that the reported non-GAAP financial measures are more consistent with our true operating performance and provide a more meaningful period to period comparison as they exclude special items. Furthermore, in preparing internal operating plans and forecasts, these special items are excluded from management's analysis. Additionally, these measurements are more comparable to financial measures reported by other airlines.

A reconciliation of the components of the calculation of earnings before interest, taxes, depreciation and amortization (EBITDA) is as follows:

	(In thousands) (Unaudited)			
	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	2003	2002
Net Income	$19,613	$1,177	$78,840	$3,242
Add back:				
Income tax expense (benefit)	261	--	1,848	(786)
Other (income) expense, net	6,519	5,803	(15,214)	13,746
Depreciation	3,322	4,046	9,945	12,661
EBITDA	$29,715	$11,026	$75,419	$28,863

A reconciliation of the components of the calculation of net margin is as follows:

	(In thousands) (Unaudited)			
	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	2003	2002
Net income	$19,613	$1,177	$78,840	$3,242
Non-GAAP adjustments:				
Stabilization Act compensation	--	(640)	--	(640)
Payment received under the Wartime Act (net of tax)	--	--	(37,189)	--
Convertible debt discount amortization (net of tax)	--	--	1,771	--
Adjusted net income used to calculate net margin	$19,613	$537	$43,422	$2,602
Operating revenues	$237,311	$183,151	$679,214	$533,100
Calculation of net margin using GAAP amounts	8.3%	0.6%	11.6%	0.6%
Calculation of net margin using non-GAAP amounts	8.3%	0.3%	6.4%	0.5%

A reconciliation of the components of the calculation of break-even load factor is as follows:

	(In thousands) (Unaudited)			
	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	2003	2002
Operating expenses	$210,918	$176,171	$613,740	$516,898
Other (income) expense	6,519	5,803	(15,214)	13,746
Cargo revenue	--	(270)	(715)	(926)
Other revenue	(7,493)	(4,889)	(19,909)	(12,810)
Passenger revenue (excluding charter and other revenue) required to break-even (based on GAAP amounts)	$209,944	$176,815	$577,902	$516,908
Non-GAAP adjustments:				
Stabilization Act compensation	--	640	--	640
Payment received under the Wartime Act	--	--	38,061	--
Convertible debt discount amortization	--	--	(1,812)	--
Passenger revenue (excluding charter and other revenue) required to break-even (based on adjusted amounts)	$209,944	$177,455	$614,151	$517,548

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	2003	2002
Calculation of break-even load factor using GAAP amounts:				
Passenger revenue (excluding charter and other revenue) required to break-even (based on GAAP amounts) ($000s)	209,944	176,815	577,902	516,908
Average yield per RPM (cents)	12.03	12.48	12.50	12.63
Available seat miles (000s)	2,601,682	2,144,572	7,361,437	6,036,761
Break-even load factor using GAAP amounts	67.1%	66.1%	62.8%	67.8%

Calculation of break-even load factor using non-GAAP amounts:				
Passenger revenue (excluding charter and other revenue) required to break-even (based on adjusted amounts) ($000s)	209,944	177,455	614,151	517,548
Average yield per RPM (cents)	12.03	12.48	12.50	12.63
Available seat miles (000s)	2,601,682	2,144,572	7,361,437	6,036,761
Break-even load factor using non-GAAP amounts	67.1%	66.3%	66.7%	67.9%

A reconciliation of the components of the calculation of operating costs per ASM and operating costs per ASM excluding aircraft fuel is as follows:

	(In thousands) (Unaudited)			
	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	2003	2002
Operating expenses (based on GAAP amounts)	$210,918	$176,171	$613,740	$516,898
Less aircraft fuel	45,364	40,657	133,542	113,506
Operating expenses excluding aircraft fuel	$165,554	$135,514	$480,198	$403,392

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	2003	2002
Calculation of cost per ASM using GAAP amounts:				
Operating expenses (based on GAAP amounts) ($000s)	210,918	176,171	613,740	516,898
ASMs (000s)	2,601,682	2,144,572	7,361,437	6,036,761
Operating cost per ASM using GAAP amounts (cents)	8.11	8.21	8.34	8.56
Calculation of cost per ASM excluding fuel:				
Operating expenses excluding fuel ($000s)	165,554	135,514	480,198	403,392
ASMs (000s)	2,601,682	2,144,572	7,361,437	6,036,761
Operating cost per ASM excluding fuel (cents)	6.36	6.32	6.52	6.68

13

EXHIBIT 99.2


Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
Three Months and Nine Months Ended September 30, 2003


Pursuant to the SEC Regulation G, we are providing further disclosure of the reconciliation of reported non-GAAP financial measures to their comparable financial measures reported on a GAAP basis. It is our view that the reported non-GAAP financial measures are more consistent with our true operating performance and provide a more meaningful period to period comparison. Additionally, these measurements are more comparable to financial measures reported by other airlines.

A reconciliation of the components of the calculation of operating costs per ASM and fuel neutral operating costs per ASM is as follows:

	(In thousands)			
	(Unaudited)			
	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	2003	2002
Operating expenses (based on GAAP amounts)	$210,918	$176,171	$613,740	$516,898
Less aircraft fuel	45,364	40,657	133,542	113,506
Operating expenses excluding aircraft fuel	$165,554	$135,514	$480,198	$403,392

	Three Months Ended September 30,		Nine Months Ended September 30,	
Calculation of cost per ASM using GAAP amounts:	2003	2002	2003	2002
Operating expenses (based on GAAP amounts) ($000s)	210,918	176,171	613,740	516,898
ASMs (000s)	2,601,682	2,144,572	7,361,437	6,036,761
Operating cost per ASM using GAAP amounts (cents)	8.11	8.21	8.34	8.56

Calculation of fuel neutral cost per ASM:		
Operating expenses (based on GAAP amounts) ($000s)	210,918	613,740
Less actual fuel expense	(45,364)	(133,542)
Plus current period gallons of fuel burned times prior year average price of fuel	43,187	121,477
Adjusted operating expenses	208,741	601,675
Gallons of fuel consumed in current period	46,638,584	135,486,371
Average price of fuel from prior year period (cents)	92.60	89.66
ASMs (000s)	2,601,682	7,361,437
Fuel neutral cost per ASM (cents)	8.02	8.17

14